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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                   SCHEDULE 13G/A


                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 2)


                                    CIDCO, INC.
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                                  (Name of Issuer)


                                    Common Stock
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                           (Title of Class of Securities)


                                     171768104
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                                   (CUSIP Number)


                                   October 19, 1998
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               (Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this
                                 Schedule is filed:

                                 / /  Rule 13d-1(b)

                                 /X/  Rule 13d-1(c)

                                 / /  Rule 13d-1(d)
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1.   Names of Reporting Persons. I.R.S.
     Identification Nos. of above persons (entities only).

     Arthur A. Watson, Jr.
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2.   Check the Appropriate Box if a Member of a Group

                                                       (a)  /     /
                                                       (b)  /     /
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3.   SEC Use Only
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4.   Citizenship or Place of Organization

     U.S
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Number of           5.  Sole Voting Power              1,205,500
Shares Bene-
fically by          6.  Shared Voting Power              163,300
Owned by Each
Reporting           7.  Sole Dispositive Power         1,205,500
Person With:
                    8.  Shared Dispositive Power         233,200
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                                       1,438,700
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10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /   /
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11.       Percent of Class Represented by Amount in Row (9)

                                                       10.2
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12.  Type of Reporting Person (See Instructions)

     IN
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ITEM 1(a).       Name of Issuer:
                 CIDCO, INC.

ITEM 1(b).       Address of Issuer's Principal Executive Offices:
                 220 Cochrane Circle,
                 Morgan Hill, CA 95037

ITEM 2(a).       Name of Person Filing:
                 Arthur A. Watson, Jr.
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ITEM 2(b).       Address of Principal Business Office or, if none, Residence:
                 Burning Daylight Farm,
                 Free Union, Virginia 22940

ITEM 2(c).       Citizenship:
                 U.S.

ITEM 2(d).       Title of Class of Securities:
                 Common Stock

ITEM 2(e).       CUSIP Number:
                 171768104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
                 Not Applicable

ITEM 4.          Ownership.

       (a).      Amount beneficially owned:
                 Incorporated by reference to item (9) on the attached cover page(s).

       (b).      Percent of Class:
                 Incorporated by reference to item (11) on the attached cover page(s).

       (c).      Number of shares as to which such person has:

          (i).   Sole power to vote or direct the vote:
                 Incorporated by reference to item (5) on the attached cover page(s).

          (ii).  Shared power to vote or direct the vote:
                 Incorporated by reference to item (6) on the attached cover page(s).

          (iii). Sole power to dispose or direct the disposition of:
                 Incorporated by reference to item (7) on the attached cover page(s).

          (iv).  Shared power to dispose or direct the disposition of:
                 Incorporated by reference to item (8) on the attached cover page(s).

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                 Not Applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.
                 There are people other than the reporting person who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Watson Strategic Investments, L.P. is the only such person whose interest relates to more than five percent of the class.
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ITEM 7.          IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                 ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                 Not Applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                 Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP
                 Not Applicable

ITEM 10.         Certification

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           October 29, 1998

                                        By:     /s/ Arthur A. Watson, Jr.
                                             ----------------------------------
                                              Arthur A. Watson, Jr.